Exhibit 99.4
Report to:

Endako Mines, British Columbia Canada

Mine Planning And Reserve Estimate
Project No. 0752620100-REP-R0001-00

Report to:

Endako Mines, British Columbia Canada

MINE PLANNING AND RESERVE ESTIMATE
August 2007

Prepared by		Date	August 23rd / 2007
	Anoush Ebrahimi, P. Eng, Ph.D.		23 August 2007

Reviewed by		Date	August 23rd, 2007
	Andy Nichols, P. Eng		23 August 2007

Authorized by		Date	August 23rd 2007
	Peter Wells, A.Sc.T., B.Comm.		23 Augst 2007
Suite 800, 555 West Hastings Street, Vancouver, British Columbia V6B 1M1
Phone: 604-408-3788 Fax: 604-408-3722 E-mail: vancouver@wardrop.com

REVISION HISTORY

REV.		PREPARED BY	REVIEWED BY	APPROVED BY
NO	ISSUE DATE	AND DATE	AND DATE	AND DATE	DESCRIPTION OF REVISION
00	15 Aug 07	A.E. 15 Aug 07	A.N 15 Aug 07	P.W. 15 Aug 07	Final Draft to client for review
00	23 Aug 07	A.E 23 Aug 07	A.N 23 Aug 07	P.W. 23 Aug 07	Final Report issued to client

TABLE OF CONTENTS

1.0	SUMMARY	1-1

2.0	INTRODUCTION AND TERMS OF REFERENCE	2-3

	2.1 Introduction	2-3
	2.2 Terms Of Reference	2-3
	2.3 Source Of Information	2-3

3.0	RELIANCE ON OTHER EXPERTS	3-4

4.0	PROPERTY DESCRIPTION AND LOCATION	4-5

5.0	ACCESSIBILTY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-8

6.0	HISTORY	6-9

7.0	GEOLOGICAL SETTING	7-10

	7.1 Regional Geology	7-10
	7.2 Property Geology	7-10

8.0	DEPOSIT TYPES	8-12

9.0	MINERALIZATION	9-14

10.0	EXPLORATION	10-15

11.0	DRILLING	11-16

12.0	SAMPLING METHOD AND APPROACH	12-17

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	13-18

	13.1 Sample Preparation	13-18
	13.2 Analysis	13-18

14.0	DATA VERIFICATION	14-20

15.0	ADJACENT PROPERTIES	15-21

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	16-22

17.0	MINERAL RESOURCE ESTIMATE	17-23

	17.1 Exploratory Data Analysis	17-23
	17.1.1 Database	17-23
	17.1.2 Capping	17-26
	17.1.3 Composites	17-26

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	17.2 Bulk Density	17-26
	17.3 Geological Interpretation	17-27
	17.4 Spatial Analysis (Variography)	17-27
	17.5 Resource Block Model	17-27
	17.6 Interpolation Plan	17-28
	17.7 Mineral Resource Classification	17-28
	17.8 Mineral Resource Tabulation	17-28
	17.9 Validation	17-29

18.0	MINING OPERATIONS	18-30

19.0	PROCESS METAL RECOVERIES	19-32

20.0	MARKETS	20-35

21.0	CONTRACTS	21-36

22.0	ENVIRONMENTAL CONSIDERATIONS	22-37

23.0	TAXES	23-38

24.0	CAPITAL AND OPERATING COST ESTIMATE	24-39

	24.1 Capital Cost	24-39
	24.2 Mining Operating Cost	24-39
	24.3 Milling Operating Cost	24-41

25.0	PIT OPTIMIZATION CRITERIA AND RESULTS	25-42

	25.1 Operating Costs	25-42
	25.2 Assumptions	25-43
	25.3 Specific Gravity	25-43
	25.4 Overall Pit Slope	25-43
	25.5 Recoveries And Dilution	25-45
	25.6 Molybdenum Prices	25-45
	25.7 In Pit Dumps	25-45
	25.8 Block Model Preparation	25-46
	25.9 Pit Optimization Results	25-47
	25.9.1 Super Pit	25-47
	25.10 Discounted Open Pit Values	25-48

26.0	PAYBACK	26-51

27.0	MINE LIFE	27-54

	27.1 Mine Life	27-54
	27.2 Detailed Pit Design For Super Pit	27-54
	27.3 Mining And Processing Schedule Using Detailed Pit Design	27-56
	27.4 Mineral Reserves	27-59

28.0	INTERPRETATIONS AND CONCLUSIONS	28-60

29.0	RECOMMENDATIONS	29-61

	29.1 Recommendations	29-61
	29.1.1 Mill Site Location	29-61
	29.1.2 Runoff Analysis For Waste Dumps Adjacent To The Pit	29-61
	29.1.3 Low Grade Stockpile	29-62

30.0	REFERENCES	30-63

31.0	CERTIFICATE OF QUALIFIED PERSON	31-64

	31.1 Anoush Ebrahimi	31-64

LIST OF TABLES

Table 1.1	Mineral Reserves	1-2
Table 17.1	Endako Assay Database Descriptive Statistics	17-24
Table 17.2	Variography Measurement	17-27
Table 17.3	Block Model Summary	17-28
Table 17.4	Inverse Distance Resource Estimate Summary	17-29
Table 20.1	World Molybdenum Usage	20-35
Table 24.1	Mining Cost Criteria — Endako Pit	24-39
Table 24.2	Total Mining Cost by Bench — Endako Pit	24-40
Table 24.3	Total Mining Cost by Bench — Denak Pit	24-40
Table 24.4	Milling Costs — Endako Pit	24-41
Table 24.5	Milling Costs — Denak Pit	24-41
Table 25.1	Summary of Denak Pit Recommended Inter- Ramp Angels	25-44
Table 25.2	Summary of Endako Pit Recommended Inter- Ramp Angels	25-44
Table 25.3	Milling and Mining Recoveries	25-45
Table 25.4	In Pit Dumps	25-45
Table 25.5	Super Pit Optimization Result	25-48
Table 25.6	Discounted Open Pit Cash Flow for Different Pit Sizes Created Using Different Molybdenum Prices	25-49
Table 26.1	Sustaining Capital for the Next 25 Years	26-52
Table 27.1	Pit Design Criteria	27-55
Table 27.2	Project Production Schedule	27-57
Table 27.3	Mineral Reserves	27-59
Table 27.4	Mineral Resource Estimate Summary	27-59

LIST OF FIGURES

Figure 4.1	Endako Location Map	4-6
Figure 4.2	Endako Claim Map	4-7
Figure 7.1	Endako Mine Site Geology	7-11
Figure 17.1	Endako Mines Assay Dataset Lognormal Distributions	17-25
Figure 17.2	Endako Mine Assay Dataset Lognormal Distributions 2	17-26
Figure 18.1	Aerial View of Endako Mine Site	18-31
Figure 19.1	Layout of Endako Plant Site	19-34
Figure 25.1	Ore Mining Operating Costs in the Super Pit	25-42
Figure 25.2	Pit Slopes in Super Pit (Golder Report, 2002)	25-44
Figure 25.3	Location of In Pit Dumps	25-46
Figure 25.4	Border Between Endako and Denak Peak	25-47
Figure 25.5	Super Pit Discounted	25-50
Figure 27.1	Super Pit Mine Life vs. Molybdenum Prices	27-54
Figure 27.2	Final Pit	27-55
Figure 29.1	Plan View Showing Eastern Extent of Endako Mineralization	29-61

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1.0	SUMMARY
The Endako molybdenum (Mo) mine is located in Central British Columbia about 190 kilometres from Prince George, and, with the exception of the period from 1982 to 1985, has been in continuous production since 1965.

The Endako mine is operated as joint venture with Thompson Creek Metals Company Inc., a Canadian-based company, having a 75 percent interest and Sojitz Moly Resources Inc. Formerly Sojitz Corporation, a Japanese based company, having the remaining 25 percent interest.

The deposit consists of an elongated stockwork of quartz-molybdenite veins contained within the Endako Quartz Monzonite, a phase of the Francois Lake Batholith of Late Jurassic age. The mine currently produces about 28,000 tonnes (t) of ore per day at an average grade of 0.108 percent Molybdenite (MoS2). The mine is comprised of two contiguous active pits: Endako, and Denak.

A document entitled “Technical Report on the Endako Mine British Columbia, Canada” issued May 29, 2007, which dealt with mineral resource estimation, precedes this report and was filed on www.sedar.com.

During the past few years, the price of molybdenum has been significantly higher than historic norms. As a result, Endako contracted Wardrop Engineering Inc (Wardrop) to evaluate the potential for increasing the mineral reserve and possibly extending the mine life. Wardrop has completed the evaluation of the mineral reserve and is the subject of this report.

Previous block models developed by Endako separated the deposit into two separate models, namely Endako and Denak. Resources previously developed by Wardrop merged the two block models into one, forming a single block model that included both Endako and Denak. That single block model was used for the preliminary open pit optimizations. It should be noted that the preliminary pit optimizations did not include haul roads or final pit wall design.

The open pit optimizations, using computer software developed by Whittle program (Gemcom Software International), current operating costs from Endako records, capital costs estimated by Endako and open pit wall slope angles developed by Golder Associates, were prepared for molybdenum prices that ranged from a low of US $2.50 / lb to a high of US12.50 / lb in increments of US $0.50 / lb. A total of twenty-one pits were created.

The size of the mine (therefore the mine life) increases with the molybdenum price. This increase especially starts at the US $7.50 pit and continues to US $12.50 pit. The US $10.00 pit is in the middle. Based on the history of Molybdenum price, a US $10.00 molybdenum price and 27 years of mine life are reasonable for the mine plan. Therefore, US $10.00 pit shell is selected for the reserve estimate. Wardrop completed a detailed mine

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plan and production schedule and estimated the Endako mineral reserves shown in Table 1.1:

Table 1.1	Mineral Reserves

	Tonnes	Mo %	MoS2%

Proven	112,000,000	0.05	0.088
Provable	164,000,000	0.05	0.082
Total Proven & Provable	276,000,000	0.05	0.085

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2.0	INTRODUCTION AND TERMS OF REFERENCE
2.1	Introduction
The Endako molybdenum mine is located in central British Columbia, about 190 kilometres from Prince George, and, with the exception of the period from 1982-1985, has been in continuous production since 1965. The deposit consists of an elongate stockwork of quartz- molybdenite veins contained within the Endako Quartz Monzonite, a phase of the Francois Lake Batholith of Late Jurassic age. The mine currently produces about 28,000 tonne of ore per day at an average grade of 0.108 percent Molybdenite. The mine is comprised of two contiguous pits: Endako, currently in production, and Denak, which is currently inactive.

The recent price of molybdenum is significantly higher than historic norms. As a result, Endako contracted Wardrop to evaluate the potential for increasing the mineral reserve and extending the mine life. Fundamental to that work is a current estimate of geological resources and subsequent estimate of mineral reserve including consideration of pit optimization and ultimate open pit design.
2.2	Terms Of Reference
Wardrop Engineering Inc. (Wardrop) has been retained by Endako Mines (Endako).
2.3	Source Of Information
Endako provided Wardrop with assay files in comma-delimited, electronic format for blastholes in the Endako and Denak pits and for exploration drillholes both within and peripheral to the area of the pits.
In addition to the blasthole and drillhole databases, Wardrop was provided with topographic files that represent the maximum excavation surface for both the Endako and Denak pits and the current surface that contains areas of backfill.

Endako also provided Wardrop with current operating and capital costs for pit optimization.

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3.0	RELIANCE ON OTHER EXPERTS
Wardrop has relied upon the staff of Endako for information pertaining to property description, environmental permits and liabilities.

Wardrop has relied on Golder Assoicates for recommended pit wall slopes.

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4.0	PROPERTY DESCRIPTION AND LOCATION
The property, as defined by mining leases and claims, is 9,010 hectares in area and is located about 190 kilometres west of Prince George. UTM coordinates (NAD 83) of the approximate center of the property are: Zone 10, 5990000 North and 360000 East. The equivalent latitude and longitude are 54º02’ north latitude, 125º07’ west longitude Figure 4.1

The property is comprised of a contiguous group of 25 leases and 67 mineral tenures containing multiple claims, as shown in Figure 4.1. Endako holds a 100 percent interest in the claims and mineral leases. In addition, surface rights are held to a portion of the mine site area. The mineral leases are subject to annual fees and the mineral claims are subject to exploration expenditure obligations.

The property contains two mineral zones: Endako and Denak, both of which have been exploited by open pits; the Endako pit is currently active, the Denak pit is dormant. The property contains processing facilities, waste dumps and tailings disposal areas, all of which are indicated in Figure 4.2.

The property is not subject to any royalties or other financial encumbrances.

The mining operation is fully permitted for its present operation. Known or anticipated environmental liabilities are covered by a reclamation bond.

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Figure 4.1	Endako Location Map

YUKON TERRITORY
NORTHWEST TERRITORIES
BRITISH COLUMBIA
ALBERTA
Alaska (UNITED STATES)
ENDAKO MINE
54°02' N, 125°07' W
Juneau
Fort Nelson
Dease Lake
Truch
Pink Mountain
Fort St. John
Chetwynd
Dawson
New Hazelton
Prince Rupert
Terrace
Houston
Kitimat
Vanderhoof
Prince George
Queen Charlotte
Sandspit
McBride
Edmonton
N
Quesnel
Ocean Falls
Bella Coola
Williams Lake
100 Mile House
Clearwater
Revelstoke
Golden
Calgary
Lillooet
Cache Creek
Kamloops
Salmon Arm
Vernon
Port McNeill
Campbell River
Powell River
Lytton
Merritt
Kelowna
Squamish
Vancouver
Penticton
Princeton
Cranbrook
Nanaimo
Victoria
Pacific Ocean
Vancouver Island
United States

0 100 200 300 400

Kilometres

Figure 4-1

***Endako Mine***

*Omineca Mining Division*

*British Columbia, Canada*

**General Location Map**

**Legend:**

- *Capital city*
- *Town, city*
- *Road*
- *Trans Canada Highway*

July 2006

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Figure 4.2	Endako Claim Map

16
Endako Mines
© 2007 Navteq
Image © 2007 TerraMetrics
Pointer 54°03'29.89" N 125°08'31.44" W elev 3112 ft
Streaming 100%
Eye alt 15.31 mi

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5.0	ACCESSIBILTY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
The Endako Mine is located on the Nechako Plateau in central British Columbia in an area of moderately hilly terrain and at an elevation of about 1,000 metres above sea level. The general mine area is forested with some open grassland areas; tree species include a mixture of pine and spruce. The mine is situated about 8 kilometres south of Highway 16 (Yellowhead Highway), 190 kilometres west of Prince George and 400 kilometres east of Prince Rupert. The mine is connected to the highway by a paved road. Most mine personnel reside in the community of Fraser Lake, which is about 15 kilometres to the east of the mine. A railway line parallels the Yellowhead Highway (Figure 4.2).

The average summer temperature is 15º Celsius (C); the average winter temperature is -12ºC. Annual precipitation is about 60 centimetres. The mine operates year-round and is not unduly affected by climate.

The mine possesses sufficient surface rights and water for all aspects of the operation to satisfy the current mine plan. Electrical power is provided by an 8.5 km, 69 kV power line from the town of Endako. The power line is owned by BC Hydro. Fresh water for the operations is pumped from François Lake located nearby.

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6.0	HISTORY

The Endako deposit was discovered and staked in 1927 and in 1934 a small incline exploration shaft was sunk. Sporadic exploration of the property took place until 1959 at which time the claims were allowed to lapse.

In 1962, the property was re-staked by Endako Mines Ltd. In August 1962, Placer Development Ltd., a predecessor company to Placer Dome Inc., acquired a 75.6 percent interest in the property through a joint venture with Endako Mines Ltd. The deposit was explored and developed for production during the period 1962-1965, and production commenced in June of 1965. Production commenced at a rate of 9,000 tonnes per day and by 1980 had been increased to 28,000 tonnes per day. In 1971, Endako Mines Ltd. merged with Placer Development Ltd.

During the period from 1982 to 1986, the mine was closed because of poor demand for molybdenum although the mine was able to meet demand from inventory. Production resumed in 1986 at a reduced rate; by 1989, production had returned to 28,000 tonnes per day.

In 1997, Thompson Creek Mining Company (75 percent) and Sojitz Moly Resources Inc. formerly Nissho Iwai Moly Resources Inc. (25 percent) acquired the Property from Placer Dome Canada.

In October 2006, Blue Pearl Mining Ltd. acquired Thompson Creek Mining Company, and on May 15, 2007, Blue Pearl changed its name to Thompson Creek Metals Company Inc. (Thompson Creek).

Historical mineral reserves or mineral resources are not relevant as the current mineral reserves are discussed in a report prepared by Scott Wilson Roscoe Postle Associates (SWRPA) in July 2006 and the current mineral resources are presented in this report. The SWRPA report was filed on SEDAR and is available for review.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Endako deposit is situated within the Intermontane Morphogeological/Tectonic Belt of British Columbia and that is comprised of the of the Cache Creek, Nisling and Stikine allochtonous terranes. The Cache Creek and Nisling terranes were formed in the western Pacific during Permian to Middle Triassic time (280-230 Ma). The Stikine Terrane is a Carboniferous to Early Jurassic (320-190 Ma), island arc that was formed in the east Pacific. During the early to middle Jurassic (190-178 Ma), the two terranes joined to form the Intermontane Belt. Arc-related magmatic activity continued into the Tertiary (Macintyre, 2001).

The Endako deposit is hosted by the Endako Quartz Monzonite, a phase of the composite Francois Lake Batholith of middle to late Jurassic age. The batholith was emplaced along the northwest-trending boundary between the Cache Creek and Stikine terranes.

7.2	Property Geology

The Endako orebody occurs within the late Jurassic-age Francois Lake Batholith and consists of an elongate stockwork of quartz-molybdenite veins developed within the Endako (quartz monzonite) Phase of the Batholith, and felsic, pre-ore dikes. The Endako quartz monzonite (149 Ma to 145 Ma) is bounded on the south by Francois Granite and on the north by Casey Alaskite and Glenannan Granite. Post-ore basalt and andesite dikes crosscut the quartz monzonite, pre-ore dikes and mineralized stockwork.

The Endako orebody is comprised of a series of major, en-echelon, east-striking, south-dipping veins that collectively form a zone approximately 350 metres in width by 3,300 metres in a northwesterly direction. The orebody is divided into segments by three northeast-trending dextral faults and is bounded on the south by the northwest-trending South Basalt Fault and the east-trending South Boundary Fault (Figure 7.1).

Three main types of alteration have been recognized: k-feldspar alteration as envelopes and massive lenses, quartz-sericite-pyrite alteration envelope and pervasive kaolinization.

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Figure 7.1      Endako Mine Site Geology

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8.0	DEPOSIT TYPES

The Endako deposits are members of the porphyry molybdenum class, the salient characteristics of which are summarized below (Sinclair, 1995):

TECTONIC SETTING: Subduction zones related to arc-continent or continent-continent collision.

DEPOSITIONAL ENVIRONMENT/GEOLOGICAL SETTING: High-level to subvolcanic felsic intrusive centres; multiple stages of intrusion are common.

AGE OF MINERALIZATION: Archean to Tertiary; Mesozoic and Tertiary examples are more common.

HOST/ASSOCIATED ROCK TYPES: Genetically related intrusive rocks range from granodiorite to granite and their fine-grained equivalents with quartz monzonite most common; they are commonly porphyritic.

DEPOSIT FORM: Deposits vary in shape from an inverted cup to roughly cylindrical to highly irregular. They are typically hundreds of metres across and range from tens to hundreds of metres in vertical extent.

TEXTURE/STRUCTURE: Ore is predominantly structurally controlled, mainly stockworks of crosscutting fractures and quartz veinlets, also veins, vein sets and breccias.

ORE MINERALOGY: Molybdenite is the principal ore mineral; chalcopyrite, scheelite and galena are generally subordinate.

GANGUE MINERALOGY: Quartz, pyrite, K-feldspar, biotite, sericite, clays, calcite and anhydrite.

ORE CONTROLS: Quartz veinlet and fracture stockwork zones superimposed on intermediate to felsic intrusive rocks and surrounding country rocks; multiple stages of mineralization commonly present.

GENETIC MODEL: Magmatic-hydrothermal. Large volumes of magmatic, highly saline aqueous fluids under pressure strip Mo and other ore metals from temporally and genetically related magma. Multiple stages of brecciation related to explosive fluid pressure release from the upper parts of small intrusions result in deposition of ore and gangue minerals in crosscutting fractures, veinlets and breccias in the outer carapace of the intrusions and in associated country rocks. Incursion of meteoric water during waning stages of the magmatic-hydrothermal system may result in late

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alteration of the host rocks, but does not play a significant role in the ore-forming process.

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9.0	MINERALIZATION

Molybdenite, pyrite, and magnetite are the most abundant primary metallic minerals. Minor chalcopyrite and traces of sphalerite, bornite, specularite and scheelite are also present. Single occurrences of beryl and bismuthinite have been reported. Molybdenite occurs in two types of veins: large veins (up to 1.2 metres wide) contain laminae and fine disseminations of molybdenite; fine fracture-fillings and veinlets of quartz-molybdenite occur as stockworks adjacent to the major veins.

Pyrite is most abundant along the southern margin of the zone of molybdenum mineralization.

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10.0	EXPLORATION

The information in this section has been extracted verbatim from Routledge et al. 2006:

Placer Dome drilled 99 holes from 1989 to 1994. The Endako joint venture has carried out the following exploration since mine acquisition in 1997:

• 1997: an IP survey and modest diamond drilling program were carried out.

•    2001: five holes for 2,535 ft. (772.7 m) drilled; three in the Water Tank area east of the mine and two in the southeast dump area. An intercept of 0.132 percent MoS2 over 10 ft. (3.05 m) in the Water Tank area was recommended for follow-up.

•    2002: 14 holes for 5,166 ft. (1,574.6 m) drilled; seven in the south wall of the Endako pit to test below the pit bottom and improve prospects for a pushback. All core was sent for metallurgical tests. 12,200 ft (3,719 m) of pole-dipole IP (N=1 to 4) was done on three lines spaced at 200 ft. (60m). Lines located 3,000 ft. (915 m) east of the Endako pit.

•    2004: IP chargeability anomaly tested by three holes, 1,581 ft. (482 m) drilled; anomalous but sub-economic MoS2 was found in two holes. Three holes were drilled in the Denak East pit north wall to fill in the gap in the existing drilling. Grades were near economic.

•    2006: 16,870 ft. (512 m) in 35 NQ surface holes were diamond drilled in January and February 2006. The purpose was to find additional molybdenite resources on the mine Property. Eight holes were collared just west of the north end of the Denak West pit and inclined -60 to -75 degrees to the north. Five holes were drilled north and east of the Denak West pit and seven holes that intersected generally low-grade molybdenite were drilled east of the Endako East pit. A fence of six holes was completed in the Casey Lake area approximately one mile (1.75 km) east of the Endako East pit. Based on the results, a 30 hole, 15,000 ft. diamond drilling program was recommended for 2007 to better define and locate the mineralization near Casey Lake and west of the Denak West pit.

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11.0	DRILLING

The resource estimates contained within this report have been calculated upon the basis of assays obtained from 889 core holes (131,000 metres aggregate length, 38,301 assay values) and 176,684 blasthole assays (153,913 in the Endako pit; 22,771 in the Denak pit).

The earliest core holes for which assays are available were drilled in 1967; the latest core holes were drilled in early 2006. The blasthole data covers the full period of mining activity since 1986.

The majority of core holes were drilled at 100-foot (30-metre) intervals on north — south (007ºazimuth) sections that were spaced approximately 200 feet (61 metres) apart. About half these holes were drilled vertically, and most of the inclined holes were drilled to the north-northeast at angles of -45º to -60º.

Production blastholes are drilled vertically at 30-ft (9.1-metre) centers, with one assay for each bench, with the assay elevation taken as the toe of the bench. Within the Endako pit area, bench height is 44 ft (13.4 metres); within the Denak pit, bench height is 33 ft (10.1 metres). As the mineralization generally dips to the south at about -45º, the thickness of mineralized intercepts in vertical drillholes exceeds true thickness; however, because a substantial portion of the deposit has been mined, the geometry of the mineralization is well understood, and the relationship between apparent and true thickness has been accommodated in the geological interpretation.

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12.0	SAMPLING METHOD AND APPROACH

The only period of core drilling for which detailed information is available is the 2006 campaign. That program followed industry standards and included the collection and documentation of geological, geotechnical (RQD and fracture densities) and core recovery data. Specific gravity tests were also conducted on the core. Core was sampled continuously in 10-ft (3.05 metre) intervals. Specific gravity tests were performed and were in the order of 2.58 to 2.65 in mineralized Endako quartz monzonite. The mine uses bulk densities measured in mixed imperial and metric units (0.073 t/ cu. ft.) which equates to 2.58 t/ m3.

Drill logs exist for predecessor drill programs but were not examined. Core from these programs was split and sampled continuously in 10-ft increments. Half the core was retained for archival purposes but over time has been lost.

Samples of blasthole cuttings were collected at the drill site. The pile of cuttings was divided into quadrants and a sample of each quadrant was collected by tube-sampler. The four samples were then composited to form a sample weighing between five and ten kilograms. This composite was submitted to the mine laboratory for analysis.

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13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

The following section is excerpted from Routledge et al. 2006.

13.1	Sample Preparation

In the mine laboratory bucking room, a blasthole sample is poured into a large pan, its tag removed and the sample reduced by riffle splitting to 700 g to 1,000 g. The tag is placed with the sample in a small sample pan and placed in the low-grade drying oven for approximately two hours. Wet samples that will not pass through the splitter are handled by splitting the sample bag, retrieving the tag and taking several cuts for a representative sample. Or, these samples are dumped into a large pan, the tag retrieved and several cuts taken to achieve a representative sample. Very wet samples are dried in large square pans and disaggregated in the jaw crusher before being riffled.

Drill core is crushed in the jaw crusher, riffle split to 700 g to 1,000 g and placed in a small pan and oven-dried, if necessary.

After drying, the samples in the pans are removed from the oven and placed on a cooling counter in the low grade bucking room.

Small sample bags are numbered with the corresponding number on the sample tag. The tag is slipped into the bag and the bag is placed with the sample.

The samples are cone crushed and riffled again through a smaller riffle to 75 g to 100 g. The samples are pulverized for two and a half minutes using low-grade sample bowls. The sample bowls, rings and pucks are brushed clean after each sample and are cleaned with dry sand after each sample run.

After being pulverized, the samples are placed in numerical order on a sample tray and delivered to the laboratory for analysis.

13.2	Analysis

Two grams of the sample pulp are placed in a 250 ml beaker. Then 20 ml of potassium chlorate solution is added, the beaker covered and the mix digested at high heat until orange fumes have dissipated. The beaker is removed from the hotplate; the covers and insides of the beaker are washed, and the beaker is set

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beside a two-switch plate until dried. It is then removed and the sides of the beaker are washed with water; 20 ml of HCL is added and the vessel placed on a three-switch plate to boil for three to five minutes.

The solution is then filtered through #2 fast fold Whatman papers into 200 ml phosphoric flasks containing 25 ml of AlCl3 in solution and washed three times with hot distilled water. The solution is bulked to neck and brought to room temperature. Water is added, the flask is shaken well and the solution analyzed by atomic absorption spectrophotometry (AAS).

The analytical results are recorded digitally and the report is sent to mine engineering by e-mail.

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14.0	DATA VERIFICATION

All molybdenum analyses have been carried out in the analytical laboratory at the Endako mine site. Blanks and duplicate samples were not submitted with the samples, but the laboratory employed standards in order to assess and maintain analytical accuracy. The mill and its laboratory are registered with ISO 9001.

In addition, Endako has, at least since 2004, participated in an annual analytical round robin that has been conducted by the Highland Valley Mine. In the test, each participant is given three blind standard samples of molybdenum concentrate and the results obtained are compared with those of other participants who used the same analytical method. For the years 2004 and 2005, for which details are available, the results for the mine are within one standard deviation of the sample mean.

Greg Mosher visited the property between July 4 and July 6, 2006 to examine the site geology, infrastructure, sampling techniques and property access. No samples were collected during the visit in order to verify the existence of mineralization because the mine has been in operation for over 40 years, and molybdenum is readily observable within the two pits. Additional proof of its existence is considered superfluous.

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15.0	ADJACENT PROPERTIES

There are no adjacent properties the description of which would enhance the understanding of the Endako property.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The Endako mine and mill have been in operation since 1965 and metallurgical processes are well established; therefore, a discussion of metallurgical testing is unnecessary.

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17.0	MINERAL RESOURCE ESTIMATE

17.1	Exploratory Data Analysis

17.1.1	Database

Assay files in comma-delimited, electronic format were received for blastholes in the Endako and Denak pits. The Endako file contained 173,680 molybdenum assay values as well as corresponding XYZ coordinate data. Each blasthole is assumed to have been 44 ft in length, and each molybdenum value is assumed to represent the average of assays collected over the 44-ft length of the blasthole. The file, as received, contained 19,767 duplicate assays. These were removed from the file before it was imported into the Gemcom database.

The Denak blasthole assay file contained 22,995 molybdenum assay values and XYZ coordinates. Bench height in the Denak pit was 33 ft so each assay represents the average of values collected over the assumed 33-ft length of each blasthole. These composite values were also assigned the elevation of the crest of the bench from which they were collected. This file contained 224 duplicate values that were removed before importation into Gemcom.

Data was also received for 889 core holes that were drilled in the vicinity of the two pits including 19 that are located outside the area of the resource estimation. These holes were removed from the database leaving 870 holes with 37,204 corresponding molybdenum assays. There were no duplicate values in this data set. These assays were imported into Gemcom.

Molybdenum grades for all assay values are expressed in percent of MoS2; measurements of length, of samples, bench heights, etc. are in imperial units of feet. Mass is reported in metric tonnes.

In addition to the blasthole and drillhole databases, Wardrop was provided with a topographic file that represents the maximum excavation surface for both the Endako and Denak pits. This file was imported into Gemcom in dxf format.

Descriptive statistics for the three data sets (Endako, Denak and drillholes) are presented in Table 17.1. Corresponding lognormal distribution plots for the Endako and Denak drillhole data are presented in Figure 17.1 and Figure 17.2.

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Table 17.1      Endako Assay Database Descriptive Statistics
ENDAKO ZONE

	X	Y	Z	MoS2
Number	153913	153913	153913	153913
Minimum	24628.000	28308.000	2442.000	0.000
Maximum	31613.000	31713.000	3399.000	2.000

Mean	27716.141	30061.911	2962.844	0.084
Median	27633.000	30087.000	2970.000	0.070
Std Dev	1380.995	656.264	228.380	0.076
Variance	1907146.944	430682.326	52157.391	0.006
Std Error	0.009	0.004	0.001	0.000
Coeff Var	0.050	0.022	0.077	0.913

Log Num	153913	153913	153813	152810
Geom Mean	27682.056	30054.732	2953.975	0.060
Log Min	10.112	10.251	7.801	-4.605
Log S Dev	10.361	10.364	8.131	0.693
Log Mean	10.229	10.311	7.991	-2.806
Log S Dev	0.050	0.022	0.078	0.860
Log Var	0.002	0.000	0.006	0.740

Sichel Stats
Sichel Mean	27682.056	30054.732	2953.975	0.088
Sichel V	0.002	0.000	0.006	0.740
Sichel	1.000	1.000	1.000	1.447

Percentiles
10	25970.000	29168.000	2662.000	0.020
20	26423.000	29468.000	2750.000	0.030
30	26846.000	25701.000	2794.000	0.040
40	27254.000	29907.000	2882.000	0.050
50	27633.000	30087.000	2970.000	0.070
60	28002.000	30253.000	3058.000	0.080
70	28410.000	30436.000	3102.000	0.100
80	28910.000	30654.000	3190.000	0.120
90	29618.000	30930.000	3278.000	0.160
95	30209.000	31125.000	3322.000	0.210
97.5	30711.000	31259.000	3366.000	0.260
99	31087.870	31387.000	3399.000	0.360
DENAK ZONE

	X	Y	Z	MoS2
Number	22771	22771	22771	22771
Minimum	21306.000	31445.000	2805.000	0.000
Maximum	26268.000	35887.000	3201.000	9.990

Mean	23662.380	33251.715	3003.691	0.105
Median	23803.000	32946.000	3036.000	0.060
Std Dev	1186.557	1096.539	71.838	0.164
Variance	1407918.142	1202398.231	5160.674	0.027
Std Error	0.052	0.048	0.003	0.000
Coeff Var	0.050	0.033	0.024	1.563

Log Num	22771	22771	22771	22769
Geom Mean	23632.618	33233.823	3002.825	0.065
Log Min	9.967	10.356	7.939	-4.605
Log Max	10.176	10.488	8.071	2.302
Log Mean	10.070	10.411	8.007	-2.732
Log S Dev	0.050	0.033	0.024	0.917
Log Var	0.003	0.001	0.001	0.841

Sichel Stats
Sichel Mean	23632.618	33233.823	3002.825	0.099
Siehel V	0.003	0.001	0.001	0.841
Sichel	1.000	1.000	1.000	1.523

Percentiles
10	22136.000	32049.000	2904.000	0.020
20	22447.000	32242.000	2937.000	0.030
30	22688.000	32401.000	3003.000	0.040
40	22970.400	32599.000	3003.000	0.050
50	23803.000	32946.000	3036.000	0.060
60	24227.000	33383.000	3036.000	0.080
70	24526.000	33932.000	3036.000	0.100
80	24854.000	34438.800	3036.000	0.130
90	25251.000	34906.900	3069.000	0.220
95	25432.450	35256.450	3069.000	0.330
97.5	25563.000	35403.000	3201.000	0.480
99	25729.580	35487.580	3201.000	0.750
DRILLHOLE ASSAYS

	Northing	Easting	Elevation	MoS2
Number	15879	15979	15879	15879
Minimum	28495.170	20146.000	2205.180	0.000
Maximum	37382.000	28926.660	3408.500	8.000

Mean	33558.094	23174.576	2909.852	0.049
Median	33497.130	22808.000	2927.005	0.025
Std Dev	1663.404	1681.207	178.982	0.133
Variance	2766913.163	2826457.627	32034.626	0.018
Std Error	0.105	0.106	0.011	0.000
Coeff Var	0.050	0.073	0.062	2.711

Log Num	15879	15879	15879	13607
Geom Mean	33516.422	23115.133	2904.243	0.032
Log Min	10.257	9.911	7.699	-6.908
Log Max	10.529	10.273	8.134	2.079
Log Mean	10.420	10.048	7.974	-3.434
Log S Dev	0.050	0.071	0.062	0.969
Log Var	0.003	0.005	0.004	0.939

Sichel Stats
Sichel Mean	33516.422	23115.133	2904.243	0.052
Sichel V	0.003	0.005	0.004	0.939
Sichel	1.000	1.000	1.000	1.599

Percentiles
10	31647.871	21202.000	2667.500	0.000
20	32137.200	21628.000	2757.282	0.010
30	32569.032	22036.000	2821.861	0.012
40	32960.000	22460.500	2876.500	0.020
50	33497.130	22808.000	2927.005	0.025
60	34085.000	23365.000	2975.500	0.033
70	34660.171	24145.794	3023.509	0.044
80	35146.000	24739.420	3041.500	0.062
90	35699.000	25501.000	3124.500	0.102
95	36134.000	25848.000	3189.657	0.160
97.5	36529.200	26832.059	3239.500	0.244
99	36782.683	28172.952	3283.500	0.413

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The datasets have near lognormal distributions Figure 17.1 and Figure 17.2). The Endako data set has the narrowest range of values (0.0 to 2.0 percent MoS2) and the Denak data set has the greatest range (0.0 to 9.9 percent MoS2), but both data sets have similar geometric means (0.60 and 0.65 percent MoS2). The drillhole data set has a range of 0.0 to 8.0 percent MoS2 but lower arithmetic and geometric means, presumably because a significant number of these holes were drilled outside the confines of both pits and, self-evidently, beyond the limits of the main trends of molybdenum mineralization.

Figure 17.1 Endako Mines Assay Dataset Lognormal Distributions

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Figure 17.2 Endako Mines Assay Dataset Lognormal Distributions 2

17.1.2	Capping

The Denak database, as received, contained assays for eight trenches, one of which contained eight percent MoS2 and all the rest of which (68 samples) had values of zero. The credibility of this set of assays is uncertain and they were removed from the database. No other capping of high-grade values was undertaken. The upper portions of cumulative frequency distributions of blasthole and drillhole molybdenum values do not show any significant deterioration, which suggests that a single population of values is present. Historically, block grades but not individual assays were capped at 0.20 percent MoS2.

17.1.3	Composites

The blasthole assays were received as point data; therefore, compositing was neither possible nor necessary. The drillhole assays were composited to 11-ft lengths — the common denominator between the 44-ft bench height in the Endako pit and the 33-ft height bench height in the Denak pit to produce 37,485 composite values.

17.2	Bulk Density

No bulk density measurements were received as part of the dataset. Endako measures mass in metric tonnes but all linear and volumetric measurements are in feet and cubic feet respectively; therefore, density is expressed in units of tonnes/cubic foot. Tonnage factor, the reciprocal of density, used by Endako is 13.7 cubic ft/t, which is a value that has been derived over the mine’s operating life. This

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converts to a density of 2.58, or 0.073 t/ft3. This tonnage factor was used in the current estimate.

17.3	Geological Interpretation

No geological solid was developed for either the Endako or Denak Zone: although mineralization in the Endako pit area occurs within a relatively discrete zone, vein and fracture orientations within this zone are highly variable and cannot be meaningfully modelled. Mineralization within the Denak pit area is more irregularly distributed than within the Endako zone, and therefore is less amenable to representation by a geological solid.

The approach taken in this estimate was simply to construct block models for the Endako and Denak zones that were sufficiently large to contain all sample points. The blocks within these models were assigned a uniform rock code and grades were interpolated into all blocks that met the criteria of the interpolation process. These are described below.

17.4	Spatial Analysis (Variography)

Variographic analysis of the spatial correlation of molybdenum assay data was carried out for separate populations of Endako and Denak blasthole assays. Variography of drillhole assays was not performed as the drillhole assays constitute a relatively minor proportion (17 percent) of the overall dataset. Analysis was done using GeoAccess software and a single-structure spherical model. This program gives the orientation of structures in the XY (strike), YZ (dip) and XZ (plunge) planes. These are un-rotated values and are entered into Gemcom as azimuth-dip-azimuth. Values are shown in Table 17.2

Table 17.2 Variography Measurement

			Azimuth	Dip	Range	Azimuth	Dip	Range	Azimuth	Dip	Range
Zone	C0	C1	X	X	X	Y	Y	Y	Z	Z	Z
Endako	0.44	0.56	120	0	190	210	-55	170	120	0	125
Denak	0.58	0.42	10	0	180	110	-90	160	10	0	140
17.5	Resource Block Model

Six block models were constructed, three each for the Endako and Denak Zones: Kriged, Inverse Distance Squared (ID2), and Nearest Neighbour (ID5). Parameters are tabulated below. (Table 17.3)

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Table 17.3 Block Model Summary

		Block
Axis	Origin	Size (m)	Columns	Rows	Levels
Endako Block Model
X	24000	50	160	70	140
Y	28000	50
Z	3542	11
Denak Block Model
X	20000	50	140	130	120
Y	31500	50
Z	3542	11
17.6	Interpolation Plan

A minimum of three and a maximum of 12 assay values were necessary for a value to be interpolated into a block. Three assays are equivalent to three blastholes or one drillhole. Blocks were interpolated between the excavated surface and a plane at elevation 2002 ft above sea level. All assay values in both the Endako and Denak data sets lie above the 2002-ft elevation.

17.7	Mineral Resource Classification

Resources were classified as measured, indicated, and inferred. Measured resources are located within 44 vertical feet (13.4 metres) (one Endako bench height) of the maximum excavation (topographic) surface. Blocks that contained at least eight composites within an average distance of less than 100 ft were assigned to the Indicated category and all other interpolated blocks within the model were assigned to the Inferred category.

17.8	Mineral Resource Tabulation

The ID2 resource estimates for the Super Pit (combined Endako + Denak Zones) as well as for the individual Endako and Denak Zones are presented in Table 17.4. While three interpolation methods were used, ID2 is taken as the standard; the other two methods are used as an assessment of reasonableness of the ID2 estimate. Grade thresholds are expressed in percent molybdenum. Mo was calculated from MoS[2] according to the relationship: Mo = MoS[2] x 0.59948.

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Table 17.4 Inverse Distance Resource Estimate Summary

Class	Cutoff Mo%	Tonnes	Mo%	Contained Mo lb
Measured	> 0.02	138,000,000	0.050	152,200,000
Indicated	> 0.02	354,100,000	0.040	311,800,000
Measured + Indicated	> 0.02	492,100,000	0.043	463,900,000
Inferred	> 0.02	76,200,000	0.033	56,200,000
Measured	> 0.03	108,000,000	0.057	135,500,000
Indicated	> 0.03	223,200,000	0.049	239,300,000
Measured + Indicated	> 0.03	331,200,000	0.051	374,800,000
Inferred	> 0.03	36,300,000	0.043	34,300,000
Measured	> 0.04	78,200,000	0.065	112,500,000
Indicated	> 0.04	132,800,000	0.058	170,300,000
Measured + Indicated	> 0.04	211,000,000	0.061	282,800,000
Inferred	> 0.04	16,200,000	0.053	19,100,000
17.9	Validation

On a global basis, results for the kriged and ID2 and ID5 interpolations are similar. In the absence of a geological model, a comparison of “goodness of fit” of the block model with the geological model is obviously not possible.

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18.0	MINING OPERATIONS

The Endako mine is a truck and shovel open pit operation consisting of three adjacent open pits, namely, Endako, Denak West and Denak East. The mine production fleet includes three rotary blast-hole drills, four electric rope shovels, ten 190-ton rear dump haul trucks and miscellaneous support equipment. The ore currently be delivered to the mill is mined solely from the Endako pit. Mining has occurred in the past at both the Denak East and Denak West pits, but these pits are currently inactive.

In total, 277 employees work in mine, mill and administration. The mining and mill operations work in two 12-hour shifts.

Figure 18.1 shows the aerial view of Endako mines, tailing pond, waste dumps, and access roads.

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Figure 18.1 Aerial View of Endako Mine Site

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19.0	PROCESS METAL RECOVERIES

The Endako mill currently processes about 10.2 million tonnes of ore annually. The milling process consists of the following:

•	Primary crushing either by the inpit crusher located in the bottom of the Endako pit or by the crusher located at the surface near the mill

•	Secondary and tertiary crushing;

•	Grinding, using rod and ball mills;

•	Flotation and leaching;

•	Roasting; and

•	Tailings disposal.

Ore is either hauled by trucks to an in-pit crusher and then conveyed to the mill or hauled directly to a second crusher on surface close to the mill. Crushed ore is sent to the grinding and flotation circuit. Molybdenum concentrate is roasted before being shipped to the market as the final product.

Based on the mill records, the average yearly recovery for the mill is 78 percent. The average roasting recovery is 99.7 percent.

Recovery is calculated using the results of the assays reported from the mine lab. The samples are taken from different points of the mill on a regular basis. The information below explains the methodology for mill metallurgical production calculation. It has been excerpted verbatim from Bob Jedrzejczak, Chief Mining Engineer (2006).

“Mill Mo production is calculated daily using the milled tonnage, the mill feed grade assay, the final mill concentrate assay and the final mill tails assays. Assays are of MoS2 for each stream and production is calculated as MoS2 and then converted to production of Mo. Daily production is accumulated to provide an estimate of monthly production.

The milled tonnage is the total measured by each the five grinding section feed belt weightometers, corrected for moisture content.

The mill feed assay is the weighted average of the feed tonnage and feed assay for each of the five grinding sections.

Mill feed, concentrate, and tails samples for assay are 24-hour composites of grabs taken at four-hour intervals.

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At month end, Mo inventory contained in Molybdenite (MoS2) concentrate and in an unpackaged Molybdenum Oxide roaster product is measured. Changes in these inventories from the previous month, combined with Molybdenum Oxide packaging during the month, are used to calculate actual Mo production during the month.

At month end, the month to date cumulative mill feed grade assay, from the daily assays, is adjusted so that the calculated Mo production, based on tonnes milled, feed, concentrate and tails assays, is equivalent to actual production as determined by unpackaged inventory changes and the month’s packaged production.

No adjustments are made to tonnage, concentrate or tail assays.

Mill assays of MoS2 in feed and tail samples are done by atomic absorption analysis. Mo content of MoS2 and Molybdenum Oxide concentrates is assayed by a lead molybdate precipitation method.”

Figure 19.1 shows the layout of the plant site that was provided by Endako in 2006 Anoush Ebrahimi visited the plant in February of 2007.

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Figure 19.1     Layout of Endako Plant Site

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20.0	MARKETS

World molybdenum usage in 2005 was about 400 million pounds. That amount was divided into the following product groups (Table 20.1):

Table 20.1 World Molybdenum Usage

Type of Molybdenum	Usage (%)
Low Alloy Steels	32
Stainless Steel	31
Tool Steel and High Speed Tool Steel	6
Foundry Steel (Cast Iron)	6
Super Alloys	5
Chemicals	14
Molybdenum is a metallic element and 75 percent of the amount of metal consumed is used in the production of alloys. Those alloys include the first four products in the above list. The addition of molybdenum enhances their strength, toughness, wear or corrosion resistance, and they are used in major industries including transportation, process equipment manufacturing, oil well drilling and the manufacturing of petroleum and gas pipelines.

Molybdenum metal and superalloys are used in applications which require materials with high melting points (up to 2,600 degrees centigrade), high-temperature structural strength and corrosion resistance. Such applications include industrial furnaces, lighting components, aircraft and stationary turbine engines.

The molybdenum chemicals produced are used as catalysts, lubricants, flame-retardants, corrosion inhibitors and pigments. One catalyst which is growing in importance is used in the de-sulphurization and de-metallization of crude oils as they are being refined.

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21.0	CONTRACTS

Molybdenum is not a hedged metal and has no terminal exchange markets.

Endako’s production is sold primarily under annual supply contracts with consumers who are steel, molybdenum metal product and chemical and petroleum catalyst manufacturers.

These annual contracts typically have quantities with fixed purchase volumes, with the sales price established by negotiated terms and conditions, referencing published molybdenum prices in various metal trade publications at or near the date of the molybdenum sale.

Some of the molybdenum is sold on a spot sales basis, based upon negotiated prices. A small amount of sales is also completed on the basis of long-term, multi-year sales contracts.

Endako is a fully integrated producer with the majority of its finished molybdenum produced from material mined, milled and roasted to saleable molybdenum trioxide on site.

In addition, small quantities of third party concentrates are purchased under negotiated arms-length contracts and purchase agreements.

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22.0	ENVIRONMENTAL CONSIDERATIONS

All necessary operating and reclamation permits are in place and current. In addition, the mine has posted a Closure Bond to cover anticipated decommissioning costs.

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23.0	TAXES

Endako pays PST, GST, municipal, and regional taxes at the corporate level based on Canadian regulations. There are no royalties. This model is based on pre-tax income.

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24.0	CAPITAL AND OPERATING COST ESTIMATE

24.1	Capital Cost

The current size and quantity of the mining fleet and supporting equipment is adequate to proceed with an extended mine life at the same production rates. However, the mine equipment and mill equipment are aged and will need replacing or upgraded.

24.2	Mining Operating Cost

For this study the May 2006 mine operating costs were used. Table 24.1 shows the major mining costs for the Endako pit. These numbers are based on current operation and are provided by Endako. Based on the elevation, the ore may be hauled either to the in-pit crusher or to a second crusher outside the pit close to the mill. Haulage cost varies (and also the total mining cost) based on the distance between the mining face and crusher. The cost of operating the in-pit conveyor is included in the processing costs. The Denak pit processing costs are higher due to higher conveying cost.

Table 24.1 Mining Cost Criteria — Endako Pit

Mining Cost	Cdn$/tonne Mined
General Services	0.140
Electrical Services	0.055
Drilling	0.075
Blasting	0.150
Loading	0.270
Sub-total	0.690
Haulage	Varies
Total Mining Cost	Varies
The total mining costs for the Endako pit based on rock types and elevation are shown in Table 24.2. In the Endako pit, the ore mining costs vary between CDN $1.148/t and CDN $1.761/t. The waste mining costs vary between CDN $1.134/t and CDN $2.133/t. Open pit maintenance costs are included in the mining cost.

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Table 24.2 Total Mining Cost by Bench — Endako Pit

	Ore	Waste
Bench	CDN $/t	CDN $/t
3454	1.511	1.134
3410	1.486	1.159
3366	1.461	1.184
3322	1.436	1.209
3278	1.411	1.234
3234	1.436	1.259
3190	1.461	1.284
3146	1.486	1.309
3102	1.489	1.336
3058	1.490	1.373
3014	1.514	1.419
2970	1.507	1.440
2926	1.430	1.559
2882	1.377	1.613
2838	1.329	1.659

	Ore	Waste
Bench	CDN $/t	CDN $/t
2794	1.242	1.701
2750	1.200	1.755
2706	1.171	1.609
2662	1.162	1.672
2618	1.148	1.745
2574	1.217	1.812
2530	1.267	1.882
2486	1.321	1.949
2442	1.384	2.016
2398	1.446	2.083
2354	1.509	2.093
2310	1.572	2.103
2266	1.635	2.113
2222	1.698	2.123
2178	1.761	2.133
The in-pit crusher eventually will be moved to the Denak pit area. As a result of this crusher relocation, the average haulage distance in the Denak pit is calculated to be shorter than the Endako pit. The Denak pit mining unit costs are lower than the Endako pit. Table 24.3 shows the mining costs for ore and waste by bench in the Denak pit. The ore mining costs vary between CDN $1.075/t and CDN $1.643/t. The waste mining costs vary between CDN $1.325/t and CDN $2.000/t. Open pit maintenance costs are included in the mining cost.
Table 24.3 Total Mining Cost by Bench — Denak Pit

	Ore	Waste
Bench	CDN$/t	CDN$/t
3465	1.290	1.325
3432	1.290	1.325
3399	1.290	1.325
3366	1.290	1.325
3333	1.290	1.325
3300	1.290	1.325
3267	1.290	1.325
3234	1.290	1.325
3201	1.290	1.403
3168	1.290	1.416
3135	1.270	1.434
3102	1.251	1.459
3069	1.231	1.490
3036	1.212	1.504
3003	1.192	1.585
2970	1.173	1.621
2937	1.153	1.652
2904	1.134	1.681

	Ore	Waste
Bench	CDN $/t	CDN $/t
2871	1.114	1.717
2838	1.095	1.618
2805	1.075	1.661
2772	1.109	1.711
2739	1.143	1.756
2706	1.177	1.791
2673	1.210	1.814
2640	1.253	1.828
2607	1.296	1.843
2574	1.339	1.862
2541	1.382	1.882
2508	1.425	1.901
2475	1.468	1.921
2442	1.511	1.940
2409	1.544	1.955
2376	1.577	1.970
2343	1.610	1.985
2310	1.643	2.000

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24.3	Milling Operating Cost

Table 24.4 and Table 24.5 show the milling, maintenance and administration costs for the Endako pit and the Denak pit, respectively. These costs are provided by Endako. The costs are based on Canadian dollars per tonne of ore milled. To upgrade the product, the concentrate is roasted in a follow up process. The cost of roasting, transportation, and commissions are all included as selling costs in the optimization model.

Table 24.4 Milling Costs — Endako Pit
Costs ($CDN)

Milling Cost	$/tonne milled	3.200
Plant Maintenance	$/tonne milled	0.250
Administration	$/tonne milled	1.000
Total On Site Costs	$/tonne milled	4.450
Oxide Production	$/lb Mo	0.490
Transportation	$/lb Mo	0.180
Commissions	$/lb Mo	3% of the price
Table 24.5 Milling Costs — Denak Pit
Costs ($CDN)

Milling Cost	$/tonne milled	3.334
Plant Maintenance	$/tonne milled	0.250
Administration	$/tonne milled	1.000
Total On Site Costs	$/tonne milled	4.584
Oxide Production	$/lb Mo	0.490
Transportation	$/lb Mo	0.180
Commissions	$/lb Mo	3% of the price
The Endako and Denak mining and processing schedule including a breakdown by year of mine production, tonnes milled, stockpile inventories, capital and operating costs is shown in Appendix B.

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25.0	PIT OPTIMIZATION CRITERIA AND RESULTS

This section outlines the criteria that have been used for the pit optimization process. The cost model and geotechnical parameters were received from Endako by email in December 2006 and February 2007.

25.1	Operating Costs

Section 24.0 explained the mining and mill operating costs that have been used in this study. Mining costs have been entered into the block model as part of the preparation. Figure 25.1 shows the mining cost variation for ore in the Super Pit area. It shows that the mining cost varies based on elevation and zone.

Figure 25.1 Ore Mining Operating Costs in the Super Pit

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25.2	Assumptions

In this analysis, the following assumptions have been made:
•	The discount rate is 10 percent

•	Exchange rate 0.87 CDN$/US$

•	For pit optimization, a set of molybdenum prices from US $2.50/lb up to US $12.50/lb by increments of US $0.50/lb has been used

•	For discounted cash flow analysis (dcf), the price of molybdenum for the first two years are US $20.00/lb and US $15.00/lb, thereafter US $10.00/lb

•	All of the mining costs, milling costs, commissions, recoveries and other parameters are the same as described in previous sections

•	The milling rate is 10,220,000 tonnes per year

•	Wall slopes vary; details are as described in Section 25.4.
25.3	Specific Gravity

The specific gravity has been provided by Endako. The specific gravity of rocks in the region for all rock types is considered to be the same. The specific gravity is 2.58 t/m3 for both ore and waste which equals 0.073 t/ft3. The specific gravity of broken rocks is considered to be 2.00 t/m3 which equals 0.056 t/ft3. Using the original topography and an updated topography (January 2007), all the waste dumps inside and outside of the pit have been modeled.

25.4	Overall Pit Slope

Pit slopes were based on the Golder Associates’ report dated September 13, 2002 (updated in February 2007). Wall slopes change based on zone and azimuth of the wall. In the Endako pit, there are three different zones. Wall slopes in the Endako pit vary between 40 to 55 degrees. The wall slopes in the Denak pit depend on the wall’s azimuth and vary between 40 and 49 degrees. There are several waste dumps adjacent to the current pit limits (dark blue in the picture). A wall slope of 37 degrees is assigned within dumped material only. Where these waste dumps are sitting close to the pit limits, they must be pushed back from the crest. Figure 25.2 illustrates different geotechnical zones.

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Figure 25.2 Pit Slopes in Super Pit (Golder Report, 2002)
Table 25.1 and Table 25.2 summarize the slope sets for wall sectors of the Denak and Endako pits as received by email from Al Chance, Golder Associates on March 9, 2007.
Table 25.1 Summary of Denak Pit Recommended Inter — Ramp Angels

Recommended
Sector Azimuth	Inter-ramp Angle (degrees)
351° to 109°	49
110° to 170°	45
171° to 289°	49
290° to 350°	40
Table 25.2 Summary of Endako Pit Recommended Inter — Ramp Angels

Recommended
Sector Azimuth	Inter-ramp Angle (degrees)
205° to 119°	55
120° to 170°	49
171° to 204°*	55

*	Except for 40° in the hanging wall of the southeast fault and 49° in the hanging wall of the west pit fault

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25.5	Recoveries And Dilution

Milling recovery is 78 percent and roasting plant recovery is 99.7 percent for Mo. The block model size for pit optimization is 50 x 50 x 33 ft. Blocks contain only one parcel, either ore or waste; therefore, internal dilution is included inside the blocks. The sizes of these blocks are mineable with minimum dilution. Mining recovery is assumed to be 100 percent and no dilution is calculated outside of the mineable blocks (Table 25.3)
Table 25.3 Milling and Mining Recoveries

Operating Perimeters
Milling Recovery	78.0%
Oxide Recovery	99.7%
Mining Recovery	100.0%
Mining Dilution	0.0%
25.6	Molybdenum Prices

Pit optimizations were performed for a range of molybdenum prices, from US $2.50/lb to US $12.50/lb, increasing by increments of US $0.50/lb. The current price (August 2007) is about US $35.00/lb. Since May 2004, the price of Molybdenum has remained consistently above US $15/lb.
25.7	In Pit Dumps

In the past, both waste rock and low-grade ore have been placed inside the pit (as shown in Figure 25.3). Part of this material was used to build an internal ramp in the eastern part of the Endako pit. The cost of removing dumps from the pit is assumed to be 60 percent of the waste mining cost per equivalent bench. Table 25.4 shows the tonnage of in-pit dumps.

There are other waste dumps close to the existing pit. With a new expansion part or all of those dumps must be removed. A 37-degree wall slope has been assumed for dumps only. In detailed design, all the waste dumps must be pushed back from the crest of the pit to prevent any run-out incidents.
Table 25.4 In Pit Dumps

In-pit Dumps	Tonnes
Ramp East	6,600,440
Between Denak and Endako Pit	21,475,301
Total	28,075,741

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Figure 25.3 Location of In Pit Dumps
25.8	Block Model Preparation

For pit optimization, the block size was changed to 50 x 50 x 33 ft from 50 x 50 x 11 ft as used in the resource estimation. The mining costs and geotechnical data differ between the two pits. A number of attributes have been added to the block model to enable modeling the variation of costs and geotechnical criteria. To distinguish between the Endako and Denak pits, four different codes were assigned to the block model. These were ore Endako (OE), waste Endako (WE), ore Denak (OD) and waste Denak (WD). These codes were used to calculate the tonnage of ore and waste in different pits.

There were originally two separate block models for the two mining areas Endako and Denak. Previous studies showed that the Endako and Denak pits will merge in the first few years of development. By merging these two pits, a bigger pit will form that has simply been named the Super Pit. By merging these two models, a single block model has been generated. Pit optimizations have been completed for the Super Pit. Figure 25.4 shows the border between the Endako pit and the Denak pit. The Denak pit is North of 31600N and West of 26200E.

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Figure 25.4 Border Between Endako and Denak Peak
25.9	Pit Optimization Results

An optimization model was built for the Endako deposit named the Super Pit using the most updated block model. Using a range of molybdenum prices, 21 optimized pit shells have been created for the Super Pit.

With an average price of US $10.00/lb, the model indicates that the mine can produce for slightly over 27 years. Please note that the results shown in this section are optimized pit shells and do not include the effect of operational constraints. Due to the building of haul roads and other in-pit structures, the stripping ratio will increase.

25.9.1	Super Pit

The pit optimization shows a significant improvement in mine life for the Endako resource compared to the current mine plans. At a molybdenum price of US $5.00/lb the remaining mine life for the Super Pit is 1.66 years considering the current milling rate of 10,220,000 t per year. The results show that mine life is very sensitive to price changes. A price change from US $7.50/lb to $US 10.00/lb creates a 155 M t increase in tonnes of ore. (note: ore by definition is economic).

For a molybdenum price of US $10.00/lb, there are 265 million t of ore at an average grade of 0.087 percent of MoS2 that can be profitably mined. At US $12.50/lb, this increases to 402 M t of ore and 39 years of mine life (Table 25.5). The average grade decreases as the molybdenum price increases. The average economic grade

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for US $5.00/lb of molybdenum is 0.161 percent MoS2 and for US $12.50/lb, the average economic grade is 0.076 percent MoS2.
Table 25.5 Super Pit Optimization Result

	Ore +						Mine
Mo Price	Waste	Ore	MoS2	Waste	Strip	Mo Mined	Life
(US $/lb)	(t)	(t)%		(t)	(Ratio)	(lb)	(Year)
2.5	557,975	483,808	0.391	74,167	0.15	2,450,692	0.05
3	1,299,375	1,108,140	0.308	191,235	0.17	4,422,079	0.11
3.5	2,848,450	2,367,448	0.249	481,002	0.20	7,733,732	0.23
4	5,750,360	4,564,258	0.213	1,186,102	0.26	12,797,271	0.45
4.5	10,728,713	8,278,408	0.187	2,450,305	0.30	20,353,658	0.81
5	21,961,968	16,632,165	0.161	5,329,803	0.32	35,252,590	1.63
5.5	41,589,845	29,107,320	0.146	12,482,525	0.43	55,838,398	2.85
6	59,612,960	43,707,153	0.134	15,905,807	0.36	76,428,331	4.28
6.5	80,980,350	60,724,483	0.124	20,255,867	0.33	98,574,578	5.94
7	104,452,590	79,214,988	0.116	25,237,602	0.32	120,914,839	7.75
7.5	161,904,353	110,124,080	0.109	51,780,273	0.47	158,562,865	10.78
8	200,811,765	139,825,400	0.104	60,986,365	0.44	189,809,625	13.68
8.5	32,492,590	165,027,363	0.099	67,465,227	0.41	214,168,915	16.15
9	286,481,140	201,449,848	0.094	85,031,292	0.42	249,993,592	19.71
9.5	323,546,273	231,822,525	0.091	91,723,748	0.40	276,428,513	22.68
10	364,243,660	265,247,675	0.087	98,995,985	0.37	303,960,114	25.95
10.5	399,155,378	294,279,948	0.084	104,875,430	0.36	326,702,335	28.79
11	436,511,983	324,408,178	0.082	112,103,805	0.35	349,337,087	31.74
11.5	469,379,955	351,123,190	0.08	118,256,765	0.34	368,449,860	34.36
12	503,071,360	378,293,438	0.078	124,777,922	0.33	386,992,040	37.02
12.5	534,656,155	402,240,713	0.076	132,415,442	0.33	403,156,404	39.36
25.10	Discounted Open Pit Values

A preliminary economic analysis was completed for the revised block model. The evaluation included running pit optimization using computer software developed by Whittle for different molybdenum prices ranging from a low of US$2.50/lb to a high of US$12.50/lb at increments of US$0.50/lb. A total of 21 open pits were developed.

The computer program developed by Whittle is commonly used for open pit mine economic evaluation. This program calculate the tonnages of ore and waste at various cut-off grades and metal values or a number of pit expansions and is used to determine optimum mine life based on Net Present Value.

A molybdenum price of US $20.00/lb and US $15.00/lb has been used for first two years of mine life respectively and US $10.00/lb thereafter. Using the current mill capacity of 10.2 M t per year, the discounted cash flow analyses for all the optimized pit shells have been calculated. Two extreme scenarios have been assumed for this analysis named the best case and the worst case. The best case assumes that it is possible to mine nested pit shells from the smallest pit that contains the highest

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grades of ore to the largest pit that contains the lowest grades of ore in the right sequence. The worst case assumes that it is not possible to get into lower benches before pushing back the top bench to its final limit. Table 25.6 summarizes the results of this analysis for the best and the worst cases.
Table 25.6 Discounted Open Pit Cash Flow for Different Pit Sizes Created Using Different Molybdenum Prices

	Molybdenum
Final	Price	Discounted Open pit Cash Flow CDN $		Mine Life year
pit	US $/lb	best case	worst case	best case	worst case
1	2.5	36,399,135	36,399,135	0.05	0.05
2	3	66,234,229	66,234,229	0.12	0.12
3	3.5	113,430,311	113,430,311	0.25	0.25
4	4	181,524,136	181,524,136	0.50	0.50
5	4.5	275,340,131	275,340,131	0.94	0.94
6	5	372,421,530	357,857,119	1.92	1.92
7	5.5	405,390,071	355,416,007	3.46	3.49
8	6	450,496,910	377,275,392	4.96	5.01
9	6.5	484,354,886	391,839,988	6.68	6.77
10	7	509,888,414	389,903,716	8.55	8.67
11	7.5	536,216,069	368,025,198	11.78	11.97
12	8	550,019,656	345,930,449	14.69	14.95
13	8.5	554,546,583	321,008,738	17.02	17.31
14	9	558,959,054	262,574,862	20.51	20.99
15	9.5	559,810,539	230,949,660	23.16	23.69
16	10	560,072,187	197,013,061	26.00	26.57
17	10.5	559,614,486	167,916,801	28.31	28.90
18	11	558,730,505	139,073,860	30.67	31.30
19	11.5	557,800,603	111,222,637	32.60	33.28
20	12	556,811,244	85,663,418	34.49	35.21
21	12.5	555,870,416	63,245,303	36.11	36.86
Figure 25.5 shows the results of this analysis graphically. Please note that in the scheduling scenario part of the mineralised material that is below economic processing will be rejected so the total ore is less than the total ore shown in optimum results. All the above pit shells provide a positive discounted pit value. The maximum NPV occurs for pit number 16 that is the US $10.00/lb pit shell. The graph shows that, after pit number 12, there is not significant growth in NPV. The main reason is the lower grades for the pits greater than number 12. Considering the potential from additional exploration on this property and also the fact that the average price of molybdenum for the last three years was above US $15.00/lb, the $10.00/lb pit shell expansion is not considered overly optimistic; therefore, it has been chosen as the final pit.

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Figure 25.5 Super Pit Discounted

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26.0	PAYBACK

Endako is a mine in operation. All systems are in place. A small amount of initial capital is required for this project. The sustaining capital for the first year is CDN $2.6 M. This amount can be recovered in a small fraction of the first year.

However to continue working with the same capacity the mine and mill have to invest about CDN $74 million in next 3 years on new equipment. Gordon Clark the General Manager of Endako Mines has developed a table that shows the sustaining capital for next 25 years of mine life in May 2006. Authors have reviewed the table and confirm the numbers within the accuracy of a scoping study. Table 26.1 shows this.

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Table 26.1 Sustaining Capital for the Next 25 Years

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Sustaining Capital, Mine and Mill	1,265,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000

Extraordinary Capital Mine:
Crusher Move to Denak	1,325,000	6,475,000
Upgrade recycle water handling system		1,500,000
Mine Equipment
Haul Trucks		12,000,000	12,000,000
Shovel (Rope Electric)			15,000,000
Shovel/FEL (Deisel/Hydraulic)			6,000,000
Drills (1 Electric / 1 Deisel		2,000,000	4,000,000
Dozers						4,000,000
Graders						750,000						750,000
Crane		1,000,000
Mobile Generator		500,000

Total Extraordinary Mine Capital	1,325,000	23,475,000	37,000,000	0	0	4,750,000	0	0	0	0	0	750,000	0

Extraordinary Capital Mill
Upgrade secondary crusher dust collection		500,000	2,500,000	2,000,000
Leach tank upgrades		350,000
On stream analyser		950,000
Apron feeder pan replacement
Main transformer replacement			2,000,000
Regrout mill sole plates			125,000		125,000		125,000		125,000
Electrical switchgear replacement/upgrades		250,000	250,000	250,000	250,000	250,000
Overland conveyor belt replacement.												1,300,000
Mill ring gear replacement				1,500,000				1,500,000				1,500,000
Crusher head centre replacements			250,000					250,000					250,000
Flotation cell drive upgrades			500,000	500,000	500,000

Total Extraordinary Mill Capital	0	2,050,000	5,625,000	4,250,000	875,000	250,000	125,000	1,750,000	125,000	0	0	2,800,000	250,000

Total Sustaining and Extraordinary Capital	2,590,000	27,125,000	44,225,000	5,850,000	2,475,000	6,600,000	1,725,000	3,350,000	1,725,000	1,600,000	1,600,000	5,150,000	1,850,000

Table Continues...

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Table 26.1 Sustaining Capital for the Next 25 Years (Continued)

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Sustaining Capital, Mine and Mill	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000

Extraordinary Capital Mine:
Crusher Move to Denak
Upgrade recycle water handling system
Mine Equipment
Haul Trucks
Shovel (Rope Electric)
Shovel/FEL (Deisel/Hydraulic)
Drills (1 Electric / 1 Deisel
Dozers			4,000,000
Graders
Crane
Mobile Generator

Total Extraordinary Mine Capital	0	0	4,000,000	0	0	0	0	0	0	0	0	0	0	0

Extraordinary Capital Mill
Upgrade secondary crusher dust collection
Leach tank upgrades
On stream analyser
Apron feeder pan replacement
Main transformer replacement								1,200,000
Regrout mill sole plates
Electrical switchgear replacement/upgrades
Overland conveyor belt replacement.									1,300,000
Mill ring gear replacement			1,500,000
Crusher head centre replacements
Flotation cell drive upgrades

Total Extraordinary Mill Capital	0	0	1,500,000	0	250,000	0	0	120,000,000	130,000,000	0	0	0	0	0

Total Sustaining and Extraordinary Capital	1,600,000	1,600,000	7,100,000	1,600,000	1,850,000	1,600,000	1,600,000	2,800,000	2,900,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000

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27.0 MINE LIFE
27.1	Mine Life

The mine life for the Super Pit versus molybdenum prices as shown in Figure 27.1. Depending on the molybdenum price, the mine life may vary from 1.6 years for US $5.00/lb to 39 years for US $12.50/lb. For the nominal pit shell of US $10.00/lb the mine can provide enough ore to the existing mill for slightly over 27 years. Also please refer to Table 25.6.

Figure 27.1 Super Pit Mine Life vs. Molybdenum Prices

27.2	Detailed Pit Design For Super Pit

The $10 pit shell was used to produce the final detailed pit design. In this design, the current pit configurations (such as bench height and face angles) were used wherever possible.

The bench height in Endako pit is 44 feet and in Denak is 33 feet. For the Super Pit, because the two pits are merging, a 44 foot bench height was used for the entire pit. To control dilution and to mine selectively, it is possible to reduce the bench size in ore wherever it is needed. In the final walls, two 44 foot benches can merge and form a single bench with 88 foot height. The South end of the Endako where the

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rocks are weak, the bench height must stay at 44 feet. The minimum berm width is 26 feet. The bench face angles vary between 65 to 78 degrees.

Roads are designed with a double lane pass for the majority of areas. The total width of roads including ditch and berm is 110 feet. This is good for the 172 tonne haul tucks, currently in use. The gradient of the road generally is less than 10 percent. In the bottom of the pit, where there is title room for activity, the road width is reduced to one lane and its gradient increased to 12 percent. Table 27.1 shows the summary of pit criteria. Figure 27.2 shows the final pit.

Table 27.1 Pit Design Criteria

Bench face angle	65 to 78 degrees
Bench height	44 feet (In order to become more selective and to reduce dilution, the bench height can be reduced to 22 feet in ore)
Berm widths	26, 29, 32, 41 feet
Inter ramp angles	40, 45, 49, 55 degrees
Road widths	110 feet for double lane and 84 feet for single lane
Road gradient	10%
Figure 27.2 Final Pit

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27.3	MINING AND PROCESSING SCHEDULE USING DETAILED PIT DESIGN

Using a topography dated April 2007, the mine plans for first 5 years of mine life have been designed. Different scenarios were examined to optimize the operation for this period.

Constraints for scheduling in first few years are:
•	Relocating the In-pit crusher and constructing the new conveyor line

•	Time requirements to buy new equipment

•	In-pit waste dumps.

Due to the lack of development in previous years, there is not enough ore available in Endako for the first 2 years. There are about 20 months of high grade ore left in Endako that can be mined with minimum development. To mine the rest of the high-grade ore from Endako mine a major development is needed. Because there is not enough equipment available to do so, moving to Denak pit after the first 20 months of operation is planned. By that time the in-pit crusher must be moved to a new place and also the new conveyor line must be ready. A detailed design of the conveyor line is currently underway. Table 27.2 shows the project production schedule for the super pit.

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Table 27.2 Project Production Schedule

	Year 1
	Aprill 2007 to Aprill 2008			Year 2			Year 3			Year 4
		MoS2	Mo		MoS2	Mo		MoS2	Mo		MoS2	Mo
	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)
ore to mill	10,220,000	0.116	0.069	10,220,000	0.106	0.063	10,220,000	0.114	0.068	10,220,000	0.103	0.062
Stockpile	5,781,599	0.058	0.035	3,673,723	0.058	0.034	2,663,952	0.054	0.033	2,772,357	0.051	0.031
Waste + stockpile	9,000,000			9,000,000			9,000,000			9,000,000
Total	19,220,000			19,220,000			19,220,000			19,220,000

	Year 5			Year 6			Year 7			Year 8
		MoS2	Mo		MoS2	Mo		MoS2	Mo		MoS2	Mo
	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)
ore to mill	10,220,000	0.087	0.052	10,220,000	0.080	0.048	10,220,000	0.080	0.048	10,220,000	0.080	0.048
Stockpile	0
Waste + stockpile	9,000,000			9,000,000			9,000,000			8,000,000
Total	19,220,000			19,220,000			19,220,000			18,220,000

	Year 9			Year 10			Year 11			Year 12
		MoS2	Mo		MoS2	Mo		MoS2	Mo		MoS2	Mo
	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)
ore to mill	10,220,000	0.080	0.048	10,220,000	0.080	0.048	10,220,000	0.080	0.048	10,220,000	0.080	0.048
Stockpile
Waste + stockpile	8,000,000			8,000,000			7,000,000			7,000,000
Total	18,220,000			18,220,000			17,220,000			17,220,000
Table continues...

Endako Mines, Mine Planning and Reserve Estimate	27-57	0752620100-REP-R0001-00

Table 27.2 Project Production Schedule (Continued)

	Year 13			Year 14			Year 15			Year 16
		MoS2	Mo		MoS2	Mo		MoS2	Mo		MoS2	Mo
	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)
ore to mill	10,220,000	0.080	0.048	10,220,000	0.080	0.048	10,220,000	0.080	0.048	10,220,000	0.080	0.048
Stockpile
Waste + stockpile	6,000,000			5,000,000			5,000,000			5,000,000
Total	16,220,000			15,220,000			15,220,000			15,220,000

	Year 17			Year 18			Year 19			Year 20
		MoS2	Mo		MoS2	Mo		MoS2	Mo		MoS2	Mo
	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)
ore to mill	10,220,000	0.080	0.048	10,220,000	0.080	0.048	10,220,000	0.080	0.048	10,220,000	0.080	0.048
Stockpile
Waste + stockpile	4,000,000			3,000,000			3,000,000			2,000,000
Total	14,220,000			13,220,000			13,220,000			12,220,000

	Year 21			Year 22			Year 23			Year 24
		MoS2	Mo		MoS2	Mo		MoS2	Mo		MoS2	Mo
	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)
ore to mill	10,220,000	0.080	0.048	10,220,000	0.080	0.048	10,220,000	0.080	0.048	10,220,000	0.080	0.048
Stockpile
Waste + stockpile	2,000,000			2,000,000			2,000,000			1,000,000
Total	12,220,000			12,220,000			12,220,000			11,220,000

	Year 25			Year 26			Year 27 - 2034			TOTAL
		MoS2	Mo		MoS2	Mo		MoS2	Mo		MoS2	Mo
	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)	Tonnes	(%)	(%)
ore to mill	10,220,000	0.080	0.048	10,220,000	0.080	0.048	10,280,000	0.080	0.048	276,000,000	0.085	0.051
Stockpile
Waste + stockpile	1,000,000			1,000,000			8,191			143,008,191
Total	11,220,000			11,220,000			10,228,191

Endako Mines, Mine Planning and Reserve Estimate	27-58	0752620100-REP-R0001-00

27.4	Mineral Reserves

Table 27.3 shows the mineral reserves. Table 27.4 shows the mineral resource estimate summary to compare with the Mineral Reserves.
Table 27.3 Mineral Reserves

	Tonnes	Mo %	MoS2%
Proven	112,000,000	0.05	0.088
Provable	164,000,000	0.05	0.082
Total Proven & Provable	276,000,000	0.05	0.085
Table 27.4 Mineral Resource Estimate Summary

Class	Cutoff Mo%	Tonnes	Mo%	Contained Mo lb
Measured	>0.02	138,000,000	0.050	152,200,000
Indicated	>0.02	354,100,000	0.040	311,800,000
Measured + Indicated	>0.02	492,100,000	0.043	463,900,000
Inferred	>0.02	76,200,000	0.033	56,200,000

28.0	INTERPRETATIONS AND CONCLUSIONS

Using current data, the economic analysis shows a strong potential for mine expansion. With a US $10.00/lb pit shell, the mine can serve the mill for slightly over 27 years.

29.0	RECOMMENDATIONS

29.1	Recommendations

29.1.1	Mill Site Location

The mill site and mine maintenance shop are located on the eastern side of the Endako pit. The block model in Figure 29.1shows mineralization under the mill. Pit optimization showed that there is potential for ore recovery in this area with the current higher molybdenum prices but its recovery would incur the cost of relocating the mill. A further study could investigate the economics of mining this potential ore source.

Figure 29.1 Plan View Showing Eastern Extent of Endako Mineralization

29.1.2	Runoff Analysis For Waste Dumps Adjacent To The Pit

There are many old waste dumps adjacent to the pit crest. By expanding the pit limits, there may be a potential for run off incidences that must be prevented. A detailed geotechnical analysis of the stability of these dumps will help to identify the areas of hazard.

29.1.3	Low Grade Stockpile

There are a few low-grade stockpiles that have accumulated during 40 years of operation. With today’s molybdenum price, they have the potential to be sent to the mill but have not been included in this economic analysis.

30.0	REFERENCES

Anderson, R.G., et al. (1997): Appendix to the Nechako Project Newsletter; Volume 3, Number 5.

Routledge, R. E., Postle, J.T. (2006): Technical Report on the Endako Mine Located in Northern British Columbia; prepared for Blue Pearl Mining Ltd.

Sinclair, W.D. (1995): Porphyry Mo (Low-F-type) in Selected British Columbia Mineral Deposit Profiles; Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, Volume 1 Metallics and Coal, pages 93-96.

MacIntyre, (2001).

Bob Jedrzejczak, Endako Mines, Operating costs (2006)

Gordon Clark, Endako Mines, Sustaining Capital (2006)

31.0	CERTIFICATE OF QUALIFIED PERSON

31.1	Anoush Ebrahimi

I, Anoush Ebrahimi (E. Bozorgebrahimi), of North Vancouver, BC, do hereby certify that as the author of this MINE PLANNING AND RESERVE ESTIMATE dated August 23, 2007, I hereby make the following statements:
•	I am a Senior Mining Engineer with Wardrop Engineering Inc. with a business address at 800 — 555 West Hastings Street, Vancouver, British Columbia.

•	I am a graduate of Kerman University, Iran (B.A.Sc., 1990); Poly Technique Tehran University, Iran (M.A.Sc., 1993); University of British Columbia (Ph.D., 2004).

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License # 30166).

•	I have practiced my profession continuously since graduation.

•	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	I am responsible for the preparation of Sections 18.0 — 28.0 of this technical report titled “Mine Planning and Reserve Estimate, dated August 23,, 2007. In addition, I visited the mine during the period February 27-28, 2007.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this August 23, 2007 at Vancouver, BC

“Original Document, Revision 00 signed and
sealed by Anoush Ebrahimi, P.Eng.”
Anoush Ebrahimi, P.Eng.
Senior Mining Engineer